SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 April, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





BP p.l.c.

Group Results

First Quarter 2003



                                                        London 29 April 2003



                           FOR IMMEDIATE RELEASE

---------------------------------------------------------------------------

                RECORD RESULT, UP 136% - STRONG CASH FLOW

===========================================================================





                                                                         1Q

                                                                       2003

                                                    1Q     4Q     1Q  vs.1Q

$ million                                         2003   2002   2002   2002

                                                 ==========================



Replacement cost profit before exceptional items 3,128  1,697    924

Special items(a)                                   (27)   416    120

Acquisition amortization(b)                        628    522    538

                                                 --------------------------

Pro forma result adjusted for special items      3,729  2,635  1,582   136%

                                                 ==========================

-  per ordinary share (pence)                    10.44   7.61   4.94

-  per ordinary share (cents)                    16.70  11.78   7.06   137%

-  per ADS (dollars)                              1.00   0.71   0.42

                                                 ==========================



o    BP's first quarter pro forma result, adjusted for special items, was a record $3,729 million compared with $1,582 million a year ago, an increase of 136%. The result per ADS exceeds $1.00 for the first time.

     Replacement cost profit before exceptional items for the quarter was

     $3,128 million compared with $924 million a year ago.



o    The first quarter trading environment was significantly more favourable than a year ago for both Exploration and Production and Refining and

     Marketing.


o    Improved volumes and cost efficiencies are reflected in the first quarter results.



o    Net cash inflow for the quarter was $3.2 billion compared with an outflow of $2.4 billion a year ago, reflecting higher cash flow from operating activities, higher disposal proceeds and lower acquisitions.

     Net cash flow from operating activities was $6.0 billion compared with

     $3.6 billion a year ago.



o    The pro forma ratio of net debt to net debt plus equity was 24% at the end of the quarter.



o    Return on average capital employed for the quarter, on a pro forma basis adjusted for special items, was 20%, compared with 10% a year ago.



o    The quarterly dividend is 6.25 cents per share ($0.375 per ADS)

     compared with 5.75 cents per share a year ago, an increase of 8.7%. In sterling terms, the quarterly dividend is 3.947 pence per share compared with 4.051 pence per share a year ago, a decrease of 2.6%. The company repurchased for cancellation 155 million of its own shares during the quarter, at a cost of $999 million.




BP Group Chief Executive, Lord Browne, said:


     "This is a strong quarterly result. Strategy continues to be implemented with growth on track and strong performance delivery. Cash flow is robust, providing the opportunity for a good shareholder return through dividends and share buybacks."



The pro forma result, adjusted for special items, has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better both BP's current performance, in the context of past performance, and its performance against that of its competitors.



(a)  The special items refer to non-recurring charges and credits. The special items for the first quarter are restructuring and impairment charges in Exploration and Production, Veba integration costs in

     Refining and Marketing and tax restructuring benefits.



(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.




                       Summary Quarterly Results



Exploration and Production's first quarter result was double that of a year ago, reflecting higher average realizations.



In Gas, Power and Renewables, the result reflects improvement in the marketing and trading and natural gas liquids businesses, partly offset by the absence of the Ruhrgas contribution.



The Refining and Marketing result increased significantly compared to a year ago due to higher worldwide refining margins and improved retail margins, particularly in the USA.



The Chemicals result was flat compared with the prior quarter, with higher volumes and lower costs offset by weaker margins due to higher feedstock costs, particularly in Europe.



Interest expense for the quarter was $220 million, compared to $317 million excluding bond redemption charges for the prior quarter, reflecting lower average debt. In addition, the prior quarter included the impact of revaluing certain provisions at a lower interest rate.



The pro forma effective tax rate on replacement cost profit, before exceptional items, and adjusted for special items, was 34%. The special items in the quarter include tax restructuring benefits.



Capital expenditure was $2.9 billion for the quarter; there were no acquisitions. Disposal proceeds were $2.5 billion.



Net debt at the end of the quarter was $17.7 billion. The pro forma ratio of net debt to net debt plus equity was 24%, compared with 28% at the end of 2002.



Net special and exceptional items before tax were a $237 million credit.





----------



The commentaries above and following are based on the pro forma replacement cost operating results, before exceptional items, adjusted for special items.






                     Reconciliation of Reported Results to

                 Pro Forma Results Adjusted for Special Items



                                                          Pro forma Result

                           ---------- 1Q 2003 --------      adjusted for

                                                           special items

                                                        -------------------

                           Reported    Acq.  Special       1Q     4Q     1Q

$ million                  Earnings Amort.(a)  Items(b)  2003   2002   2002

                           ------------------------------------------------

Exploration and Production    4,326    423       139    4,888  3,666  2,400

Gas, Power and Renewables       194      -         -      194     72    111

Refining and Marketing          631    205        18      854    587    287

Chemicals                       139      -         -      139    139    108

Other businesses and corporate (165)     -         -     (165)  (146)  (125)

                              ---------------------------------------------

RC operating profit           5,125    628       157    5,910  4,318  2,781

                              ---------------------------------------------

Interest expense               (220)     -         -     (220)  (317)  (333)

Taxation                     (1,751)     -      (184)  (1,935)(1,360)  (857)

MSI                             (26)     -         -      (26)    (6)    (9)

                              ---------------------------------------------

RC profit before

exceptional items             3,128    628       (27)   3,729  2,635  1,582

                              =============================================

Exceptional items before tax    394

Taxation on exceptional items   (54)

                              -----

RC profit after

exceptional items             3,468

Stock holding gains (losses)    799

                              -----

HC profit                     4,267

                              =====



(a) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the

    ARCO and Burmah Castrol acquisitions.



(b) The special items refer to non-recurring charges and credits. The special items for the first quarter are restructuring and impairment charges in Exploration and Production, Veba integration costs in

    Refining and Marketing and tax restructuring benefits.






                             Operating Results




                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================



Replacement cost operating profit ($m)                5,125   3,181   2,058

                                                    -----------------------

Replacement cost profit

before exceptional items ($m)                         3,128   1,697     924

                                                    -----------------------

Profit (loss) after exceptional items ($m)

Replacement cost                                      3,468     825     854

Historical cost                                       4,267     651   1,296

                                                    -----------------------

Per ordinary share (cents)

Pro forma result adjusted for special items           16.70   11.78    7.06

RC profit before exceptional items                    14.01    7.58    4.12

HC profit after exceptional items                     19.11    2.92    5.78



Per ADS (cents)

Pro forma result adjusted for special items          100.20   70.68   42.36

RC profit before exceptional items                    84.06   45.48   24.72

HC profit after exceptional items                    114.66   17.52   34.68

                                                    =======================






                        Exploration and Production





                                                         1Q      4Q      1Q

$ million                                              2003    2002    2002

                                                      =====================

Replacement cost operating profit                     4,326   3,248   1,928

Special items                                           139      99     127

Acquisition amortization                                423     319     345

                                                      ---------------------

Pro forma operating result

adjusted for special items                            4,888   3,666   2,400

                                                      =====================

Results include:

Exploration expense                                     112     179     124

Of which:

Exploration expenditure written off                      50     124      59

                                                      =====================

Crude oil and natural gas liquids production

(mb/d) (Net of Royalties)

UK                                                      471     472     482

Rest of Europe                                           95      96     104

USA                                                     773     756     760

Rest of World                                           724     725     643

                                                    -----------------------

Total liquids production                              2,063   2,049   1,989

                                                    =======================

Natural gas production(a)

(mmcf/d) (Net of royalties)

UK                                                    1,798   1,752   1,628

Rest of Europe                                          131     140     162

USA                                                   3,437   3,360   3,561

Rest of World                                         3,651   3,684   3,395

                                                    -----------------------

Total natural gas production                          9,017   8,936   8,746

                                                    =======================

Average liquids realizations(b) ($/bbl)

UK                                                    30.67   26.54   20.67

USA                                                   29.36   23.28   17.26

Rest of World                                         29.48   25.06   18.63

BP Average                                            29.82   24.78   18.77

                                                    =======================

Average oil marker prices ($/bbl)

Brent                                                 31.47   26.88   21.13

West Texas Intermediate                               34.00   28.31   21.54

Alaska North Slope US West Coast                      33.16   26.86   19.76

                                                      =====================

Average natural gas realizations ($/mcf)

UK                                                     3.32    2.88    3.12

USA                                                    5.27    3.31    2.13

Rest of World                                          2.70    2.40    1.93

BP Average                                             3.87    2.87    2.27

                                                    =======================

Average natural gas marker prices

Henry Hub gas price(c) ($/mmbtu)                       6.53    3.99    2.35

UK Gas - National Balancing Point (p/therm)           21.28   19.09   19.22

                                                    =======================

(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet

    = 1 million barrels.

(b) Crude oil and natural gas liquids.

(c) Henry Hub First of the Month Index.






                        Exploration and Production





The pro forma result for the first quarter, adjusted for special items, was $4,888 million, double that of the first quarter of 2002. Special charges are $90 million in respect of our restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea. The acquisition amortization charge included accelerated amortization of $103 million due to the impairment of the Yacheng field in China.



The result for the quarter benefited from strong realizations, with liquids up $11.05/bbl and natural gas up $1.60/mcf on a year ago. North American natural gas realizations lagged the increase in the Henry Hub marker price, as the effects of cold weather and low inventories were partly offset by an increase in regional differentials caused by pipeline constraints. The improved realizations were partly mitigated by a charge of $125 million for Unrealized Profit in Stock
(UPIS) to remove the additional upstream margin from downstream inventories following an increase in the Alaska North Slope oil price. This compares to a charge of $56 million in the equivalent quarter last year.



On 1 April, two new discoveries were announced in Angola's deep offshore Block 17: Acacia-1 and Hortensia-1. During the quarter we approved the Shah Deniz project in Azerbaijan, Greater Plutonio and Dalia in Angola and Rhum in the North Sea.



First quarter production was a record, increasing by over 3% to 3,618 mboe/d compared with a year ago as a result of the ramp up of production in the Deepwater Gulf of Mexico and Trinidad as new projects continue to be added, and the impact of our increased interest in Sidanco, partly offset by declines in mature areas. The impact of acquisition and divestment activity over the past year has had a broadly neutral effect on the quarter on quarter comparison.



In support of improved returns in all stages of the life cycle and to enhance value, we completed in the quarter the divestment of shallow water Gulf of Mexico assets to Apache and the exchange of our interest in Block A-18 in the Malaysia Thailand Joint Development Area for Amerada Hess's interests in Colombia. In addition, we completed the sale of other US assets. On 2 April, we completed the sale of the Forties oil field in the North Sea to Apache. In February, we announced agreements with Perenco to sell a package of North Sea gas production assets and interests in Boqueron and Desarrollo Zuli Occidental
(DZO) in Venezuela.



In February, we called our $420 million Exchangeable Bonds which were exchangeable for Lukoil ADSs. Bondholders converted to ADSs before the redemption date. This transaction completed the monetization of our stake in the Russian oil company Lukoil. The stake in Lukoil was obtained through the acquisition of ARCO.



Repsol exercised their option in January to acquire a further 20% of our upstream interests in Trinidad. Our interest in BP Trinidad and Tobago LLC is now 70% and the transaction provides further leverage to access the gas markets and growth opportunities in Spain. We also sold 12.5% of the Tangguh liquefied natural gas project to China National Offshore Oil Corporation as part of our strategy to serve gas markets in Southern China.






                        Gas, Power and Renewables



                                                         1Q      4Q      1Q

$ million                                              2003    2002    2002

                                                      =====================

Replacement cost operating profit                       194      72     111

Special items                                             -       -       -

Acquisition amortization                                  -       -       -

                                                      ---------------------

Pro forma operating result adjusted for special items   194      72     111

                                                      =====================

Gas sales volumes (mmcf/d)

UK                                                    3,215   2,715   2,619

Rest of Europe                                          473     442     413

USA                                                  11,734  10,723   8,733

Rest of World                                        11,553  10,659   9,289

                                                    -----------------------

Total gas sales volumes                              26,975  24,539  21,054

                                                    =======================

NGL sales volumes (mb/d)

UK                                                        -       -       -

Rest of Europe                                            -       -       -

USA                                                     126     262     153

Rest of World                                           232     244     231

                                                    -----------------------

Total NGL sales volumes                                 358     506     384

                                                    =======================




                              Gas, Power and Renewables





The pro forma result for the first quarter was $194 million compared with $111 million a year ago. The result reflects improved marketing and trading and natural gas liquids performance, partly offset by the absence of a contribution from Ruhrgas.



Marketing margins were up significantly in North America as a result of prolonged cold weather in the northeast and midwest markets and an unusually large draw-down of gas in storage. In addition, North American gas volumes were 35% above the same period last year. The global LNG business continued to grow profitably as supply and shipping flexibility allowed the capture of additional business in Asia and the USA. In Spain, the Bilbao electricity generation plant (BP 25%) was commissioned as part of our gas to power strategy. The LNG ship British Innovator was delivered on 29 March.



The first quarter natural gas liquids result was up due to higher liquids prices and improved margins on winter propane sales, partly offset by the negative processing margins that resulted from gas prices increasing more than liquids prices.



In Renewables, our solar business launched a new branded offer in California in the USA.






                         Refining and Marketing





                                                         1Q      4Q      1Q

$ million                                              2003    2002    2002

                                                      =====================

Replacement cost operating profit                       631     (36)     68

Special items                                            18     420      26

Acquisition amortization                                205     203     193

                                                      ---------------------

Pro forma operating result

adjusted for special items                              854     587     287

                                                      =====================

Refinery throughputs (mb/d)

   UK                                                   377     392     392

   Rest of Europe                                       954     959     833

   USA                                                1,302   1,439   1,394

   Rest of World                                        391     367     375

                                                      ---------------------

Total throughput                                      3,024   3,157   2,994

                                                      =====================

Oil sales volumes (mb/d)

Refined products

   UK                                                   279     269     256

   Rest of Europe                                     1,318   1,541   1,275

   USA                                                1,751   1,875   1,834

   Rest of World                                        645     611     600

                                                    -----------------------

Total marketing sales                                 3,993   4,296   3,965

Trading/supply sales                                  2,811   2,064   2,535

                                                    -----------------------

Total refined product sales                           6,804   6,360   6,500

Crude oil                                             4,529   5,314   4,809

                                                    -----------------------

Total oil sales                                      11,333  11,674  11,309

                                                    =======================



Global Indicator Refining Margin(a)(mb/d)

  NWE                                                  3.70    2.19    0.09

  USGC                                                 6.14    2.98    2.04

  Midwest                                              4.14    4.09    2.06

  USWC                                                 6.77    3.95    5.43

  Singapore                                            2.98    1.41    0.21

  BP Average                                           4.52    2.76    1.64

                                                      =====================



(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.






                         Refining and Marketing





The pro forma result for the first quarter, after adjusting for special items, was $854 million, compared with $287 million a year ago. The special charge of $18 million for the quarter relates to ongoing Veba integration costs.



The increase in the result reflects improved worldwide refining margins, with some offset from higher utility costs. Refining throughputs increased by 1%. During the quarter, BP commissioned three new clean fuels units.



The marketing environment reflected margins at normal levels, with US retail margins significantly up from the depressed levels of a year ago. Marketing volumes were flat compared with a year ago.



During the quarter, an additional 600 sites were reimaged, bringing the total number of sites with the BP Helios to some 11,000 worldwide.




                                Chemicals




                                                         1Q      4Q      1Q

$ million                                              2003    2002    2002

                                                      =====================

Replacement cost operating profit                       139     104      76

Special items                                             -      35      32

Acquisition amortization                                  -       -       -

                                                      ---------------------

Pro forma operating result

adjusted for special items                              139     139     108

                                                      =====================

Chemicals Indicator Margin(a)($/te)                      90(b)  108      80

                                                      =====================

Chemicals production (kte)

UK                                                      869     698     829

Rest of Europe                                        2,763   2,679   2,583

USA                                                   2,536   2,447   2,489

Rest of World                                           812     785     710

                                                    -----------------------

Total production                                      6,980   6,609   6,611

                                                    =======================



(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally based product margins. It is based on market data collected by Nexant

    (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs),

    acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs),

    anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.



(b) Provisional. The data for the first quarter is based on two months'

    actuals and one month of provisional data.






                                Chemicals





Chemicals' pro forma result for the first quarter was $139 million, flat compared with the fourth quarter of 2002, after adjusting for special items. The result reflects margin pressure from higher feedstock costs for most of the quarter, particularly in Europe, offset by higher volumes and lower costs. The first quarter result was an increase of $31 million over the same quarter last year due to better margins, increased production and improved unit costs.



Chemicals production of 6,980 thousand tonnes in the first quarter was a record and 371 thousand tonnes above the previous quarter. Higher production was due to increased plant utilization and one of our new Asian PTA plants coming on stream.



During the quarter, we continued to reduce cash fixed costs per tonne of capacity through planned cost reductions.



As part of the ongoing restructuring of our portfolio, we completed the divestment of the two remaining Burmah Castrol chemicals businesses, Fosroc Mining and Sericol. We also announced our intention to divest our speciality intermediates business (trimellitic anhydride, purified isophthalic acid (PIA) and maleic anhydride) based in Joliet, Illinois in the USA, plus the economic interest in our European PIA business.






                        Other Businesses and Corporate





                                                         1Q      4Q      1Q

$ million                                              2003    2002    2002

                                                      =====================

Replacement cost operating loss                        (165)   (207)   (125)

Special items                                             -      61       -

Acquisition amortization                                  -       -       -

                                                      ---------------------

Pro forma operating result

adjusted for special items                             (165)   (146)   (125)

                                                      =====================



Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.



                                Exceptional Items





                                                         1Q      4Q      1Q

$ million                                              2003    2002    2002

                                                      =====================

Profit (loss) on sale of fixed assets and

businesses or termination of operations                 394    (893)   (109)

Taxation (charge) credit                                (54)     21      39

                                                      ---------------------

Exceptional items after taxation                        340    (872)    (70)

                                                      =====================



Exceptional items for the first quarter principally relate to net gains from the sale of certain upstream interests.



                              2003 Dividends



                                                         1Q      4Q      1Q

                                                       2003    2002    2002

                                                      =====================

Dividends per ordinary share

cents                                                  6.25    6.25    5.75

pence                                                 3.947   3.815   4.051



Dividends per ADS (cents)                              37.5    37.5    34.5

                                                    -----------------------



BP today announced a first quarterly dividend for 2003 of 6.25 cents per ordinary share. Holders of ordinary shares will receive 3.947 pence per share and holders of American Depository Receipts (ADRs) $0.375 per ADS share. The dividend is payable on 9 June to shareholders on the register on 16 May. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 9 June. The second quarter 2003 results and dividend will be announced on 29 July.






                                 Outlook




BP Group Chief Executive, Lord Browne, concluded:


   "World economic activity has remained weak during the first quarter with few signs of an imminent recovery. Confidence has declined in the USA,

   Europe and more recently in parts of Asia. OECD industrial production has remained essentially flat.



   "Oil markets have been driven by the impact of war in Iraq, together with the loss of Venezuelan and Nigerian exports and a cold winter in the northern hemisphere. Dated Brent averaged $31.47/bbl in the first quarter. OECD commercial oil inventories declined to record lows in

   February in terms of forward days' cover, but appear to have stabilized recently. Rising OPEC production from the middle of the first quarter compensated for the loss of Iraqi exports. Crude prices have since fallen back to around $25/bbl. Oil supplies have proven adequate even without the release of strategic stocks. The prospect for prices depends upon a particularly wide range of uncertainties which include the timing and level of the return of Iraqi oil exports and the extent to which OPEC's earlier production increases are reversed.



   "US natural gas prices have fallen back from the high levels of the first quarter (Henry Hub first of month index average of $6.53/mmbtu) after the end of the winter heating season. Prices remain above fuel oil parity in face of the challenge to refill gas in storage while production continues to fall. The opening of new pipeline infrastructure later in the second quarter has the potential to narrow differentials in the Rockies.



   "Refining margins have begun the second quarter somewhat below the average for the first quarter (BP GIM $4.52/bbl) but remain firm in most regions. OECD commercial product inventories are at five year lows and may continue to underpin refining fundamentals in the short term. Retail margins strengthened towards the end of the first quarter, although prices to the consumer are now falling in line with product prices.



   "Chemicals margins have been sharply lower than in the fourth quarter of last year, due to feedstock costs rising more rapidly than prices for the majority of petrochemical products. Recent declines in oil prices have begun to restore margins although weak demand conditions persist.



   "Consistent with our financial framework and plan for the year, we expect capital investment to be in the range of $14 to 14.5 billion, excluding acquisitions. This excludes the initial cash payment due on completion of the TNK-BP transaction, expected to complete in the summer. We expect gearing to return to the lower half of our 25-35% target range following this transaction."





     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook",

     contains forward looking statements particularly those regarding future performance, prices, margins, returns, dividends, capital expenditure,

     investments, divestments, gearing, BP's asset portfolio and changes in it, timing of pending transactions, share repurchases, and other trend projections. Forward looking statements by their nature involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in governmental regulations;

     exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors;

     natural disasters and other changes in business conditions; prolonged adverse weather conditions; and wars and acts of terrorism or sabotage.

     For more information you should refer to our Annual Report and Accounts

     2002 and our Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------



                          BP p.l.c. and Subsidiaries

                           Summarized Group Results



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million



Exploration and Production                            4,326   3,248   1,928

Gas, Power and Renewables                               194      72     111

Refining and Marketing                                  631     (36)     68

Chemicals                                               139     104      76

Other businesses and corporate                         (165)   (207)   (125)

                                                    -----------------------

Total replacement cost operating profit               5,125   3,181   2,058

Profit (loss) on sale of fixed assets and

businesses or termination of operations (Note 3)        394    (893)   (109)

                                                    -----------------------

Replacement cost profit before interest and tax       5,519   2,288   1,949

Stock holding gains (losses)(Note 5)                    799    (174)    473

                                                    -----------------------

Historical cost profit before interest and tax        6,318   2,114   2,422

Interest expense (Note 6)                               220     332     333

                                                    -----------------------

Profit before taxation                                6,098   1,782   2,089

Taxation (Note 7)                                     1,805   1,125     753

                                                    -----------------------

Profit after taxation                                 4,293     657   1,336

Minority shareholders' interest                          26       6      40

                                                    -----------------------

Profit for the period                                 4,267     651   1,296

                                                    =======================

Distribution to shareholders                          1,386   1,398   1,290

                                                    -----------------------

Earnings per ordinary share - cents

Basic                                                  19.11    2.92    5.78

Diluted                                                19.05    2.92    5.75

                                                    =======================





Replacement Cost Results



Historical cost profit for the period                 4,267     651   1,296

Stock holding (gains) losses net of

minority shareholders' interest                        (799)    174    (442)

                                                    -----------------------

Replacement cost profit for the period                3,468     825     854

Exceptional items (net of tax)                         (340)    872      70

                                                    -----------------------

Replacement cost profit before exceptional items      3,128   1,697     924

                                                    -----------------------

Earnings per ordinary share - cents

On replacement cost profit before exceptional items   14.01    7.58    4.12

                                                    =======================




                      Summarized Group Balance Sheet



                                                     31 March  31 December

                                                         2003         2002

                                                     =====================

                                                           $ million

Fixed assets

   Intangible assets                                   14,190       15,566

   Tangible assets                                     88,223       87,682

   Investments                                         10,248       10,811

                                                     ---------------------

                                                      112,661      114,059

                                                     ---------------------

Current assets

   Stocks                                               9,874       10,181

   Debtors                                             39,058       33,150

   Investments                                            228          215

   Cash at bank and in hand                             1,151        1,520

                                                     ---------------------

                                                       50,311       45,066

Creditors - amounts falling due within one year

   Finance debt                                         6,400       10,086

   Other creditors                                     40,614       36,215

                                                     ---------------------

Net current assets (liabilities)                        3,297       (1,235)

                                                     ---------------------

Total assets less current liabilities                 115,958      112,824



Creditors - amounts falling due

            after more than one year

   Finance debt                                        12,642       11,922

   Other creditors                                      3,411        3,455

Provisions for liabilities and charges

   Deferred taxation                                   13,686       13,514

   Other provisions                                    14,096       13,886

                                                     ---------------------

Net assets                                             72,123       70,047

Minority shareholders' interest - equity                1,047          638

                                                     ---------------------

BP shareholders' interest                              71,076       69,409

                                                     =====================



Movement in BP shareholders' interest:                           $ million



   At 31 December 2002                                              69,409

   Profit for the period                                             4,267

   Distribution to shareholders                                     (1,386)

   Currency translation differences (net of tax)                      (282)

   Issue of ordinary share capital for employee share schemes           67

   Repurchase of ordinary share capital                               (999)

                                                                    ------

   At 31 March 2003                                                 71,076

                                                                    ======






                    Summarized Group Cash Flow Statement



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million



Net cash inflow from operating activities (a)         5,961   6,197   3,636

                                                    -----------------------

Dividends from joint ventures                            13      69      83

                                                    -----------------------

Dividends from associated undertakings                   55      65      53

                                                    -----------------------

Servicing of finance and returns on investments

Interest received                                        31      63      48

Interest paid                                          (207)   (335)   (309)

Dividends received                                        6      38       2

Dividends paid to minority shareholders                  (2)    (11)    (13)

                                                    -----------------------

Net cash outflow from servicing of

finance and returns on investments                     (172)   (245)   (272)

                                                    -----------------------

Taxation

UK corporation tax                                     (312)   (419)   (187)

Overseas tax                                           (320)   (642)   (258)

                                                    -----------------------

Tax paid                                               (632) (1,061)   (445)

                                                    -----------------------

Capital expenditure and financial investment

Payments for fixed assets                            (2,877) (3,544) (2,799)

Proceeds from the sale of fixed assets                2,317     726     317

                                                    -----------------------

Net cash outflow for capital expenditure and

financial investment                                   (560) (2,818) (2,482)

                                                    -----------------------

Acquisitions and disposals

Investments in associated undertakings                 (186)   (215)   (143)

Acquisitions, net of cash acquired                        -     (28) (1,550)

Net investment in joint ventures                        (14)   (217)    (46)

Proceeds from the sale of businesses                    160     304      31

                                                    -----------------------

Net cash outflow for acquisitions and disposals         (40)   (156) (1,708)

                                                    -----------------------

Equity dividends paid                                (1,397) (1,340) (1,288)

                                                    -----------------------

Net cash inflow (outflow)                             3,228     711  (2,423)

                                                    =======================



Financing (b)                                         3,593     304  (2,283)

Management of liquid resources                           13     (56)   (165)

(Decrease) increase in cash                            (378)    463      25

                                                    -----------------------

                                                      3,228     711  (2,423)

                                                    =======================






                            Analysis of Cash Flow



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million



(a) Reconciliation of historical cost profit

    before interest and tax to net cash inflow

    from operating activities



Historical cost profit before interest and tax        6,318   2,114   2,422

Depreciation and amounts provided                     2,709   2,515   2,153

Exploration expenditure written off                      50     124      59

Share of profits of joint ventures

and associated undertakings                            (304)   (250)   (256)

Interest and other income                               (48)   (115)    (63)

(Profit) loss on sale of fixed

assets and businesses                                  (394)    895     109

Charge for provisions                                   202     451     169

Utilization of provisions                              (228)   (424)   (238)

Decrease (increase) in stocks                           376     (63)   (496)

Increase in debtors                                  (6,935)   (269)   (410)

Increase in creditors                                 4,215   1,219     187

                                                    -----------------------

Net cash inflow from operating activities             5,961   6,197   3,636

                                                    =======================



(b) Financing



Long-term borrowing                                  (1,015)   (651) (1,746)

Repayments of long-term borrowing                       403     905     234

Short-term borrowing                                   (626) (3,970) (3,499)

Repayments of short-term borrowing                    3,899   4,037   2,819

                                                    -----------------------

                                                      2,661     321  (2,192)

Issue of ordinary share capital

for employee share schemes                              (67)    (17)    (91)

Repurchase of ordinary share capital                    999       -       -

                                                    -----------------------

Net cash outflow (inflow) from financing              3,593     304  (2,283)

                                                    =======================






                         Capital Expenditure and Acquisitions


                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million

By business

Exploration and Production

  UK                                                    196     177     261

  Rest of Europe                                         51      73      71

  USA                                                   966   1,079   1,167

  Rest of World                                         924   1,244     814

                                                    -----------------------

                                                      2,137   2,573   2,313

                                                    -----------------------

Gas, Power and Renewables

  UK                                                      8       -      16

  Rest of Europe                                         15      41       4

  USA                                                    38      60      16

  Rest of World                                           7      22      10

                                                    -----------------------

                                                         68     123      46

                                                    -----------------------

Refining and Marketing

  UK                                                     73     163      76

  Rest of Europe(a)                                     104     273   2,732

  USA                                                   336     430     303

  Rest of World                                          24     180      26

                                                    -----------------------

                                                        537   1,046   3,137

                                                    -----------------------

Chemicals

  UK                                                      -      57       8

  Rest of Europe                                         31      10      45

  USA                                                    46     116      42

  Rest of World                                          19     102      93

                                                    -----------------------

                                                         96     285     188

                                                    -----------------------

Other businesses and corporate                           36      61      52

                                                    -----------------------

                                                      2,874   4,088   5,736

                                                    =======================



By geographical area



   UK                                                   301     434     409

   Rest of Europe                                       202     398   2,852

   USA                                                1,396   1,708   1,531

   Rest of World                                        975   1,548     944

                                                    -----------------------

                                                      2,874   4,088   5,736

                                                    =======================



(a) 1Q 2002 included the acquisition of 51% of Veba.






US dollar/Sterling exchange rates



Average rate for the period                            1.60    1.57    1.43

Period-end rate                                        1.57    1.60    1.42

                                                    =======================






               Analysis of Replacement Cost Operating Profit



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million
By business


Exploration and Production

  UK                                                  1,134     965     727

  Rest of Europe                                        193     177     152

  USA                                                 1,805   1,081     322

  Rest of World                                       1,194   1,025     727

                                                    -----------------------

                                                      4,326   3,248   1,928

                                                    -----------------------

Gas, Power and Renewables

  UK                                                      3     (31)      2

  Rest of Europe                                         (9)      1      47

  USA                                                    36       9     (25)

  Rest of World                                         164      93      87

                                                    -----------------------

                                                        194      72     111

                                                    -----------------------

Refining and Marketing

  UK                                                     26    (155)   (124)

  Rest of Europe                                        337     (53)    139

  USA                                                    97      80     (79)

  Rest of World                                         171      92     132

                                                    -----------------------

                                                        631     (36)     68

                                                    -----------------------

Chemicals

  UK                                                    (34)    (47)    (31)

  Rest of Europe                                         88      65      47

  USA                                                    42      37      23

  Rest of World                                          43      49      37

                                                    -----------------------

                                                        139     104      76

                                                    -----------------------

Other businesses and corporate                         (165)   (207)   (125)

                                                    -----------------------

                                                      5,125   3,181   2,058

                                                    =======================



By geographical area



   UK                                                 1,053     793     530

   Rest of Europe                                       602     171     386

   USA                                                1,882     957     158

   Rest of World                                      1,588   1,260     984

                                                    -----------------------

                                                      5,125   3,181   2,058

                                                    =======================

Included above:

Share of profits of joint ventures                      117      83      70

Share of profits of associated undertakings             180     161     188

                                                    -----------------------

                                                        297     244     258

                                                    =======================






                                  Notes



1.   Turnover



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                   ========================

                                                           $ million
     By business

        Exploration and Production                    9,068   7,356   5,638

        Gas, Power and Renewables                    17,998  12,041   7,768

        Refining and Marketing                       41,435  33,443  24,889

        Chemicals                                     3,938   3,118   2,642

        Other businesses and corporate                  111     131     135

                                                   ------------------------

                                                     72,550  56,089  41,072

        Less: sales between businesses                8,762   6,367   4,782

                                                   ------------------------

        Group excluding JVs                          63,788  49,722  36,290

        Share of sales by joint ventures                398     413     279

                                                   ------------------------

                                                     64,186  50,135  36,569

                                                   ========================

     By geographical area



     Group excluding JVs

        UK                                           15,427  13,084  10,995

        Rest of Europe                               13,022  11,720   9,119

        USA                                          31,098  22,573  15,265

        Rest of World                                13,736  10,845   6,984

                                                   ------------------------

                                                     73,283  58,222  42,363

     Less: sales between areas                        9,495   8,500   6,073

                                                   ------------------------

                                                     63,788  49,722  36,290

                                                   ------------------------






                                  Notes



2.   Operating profits are after charging:


                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million
     Exploration expense

     UK                                                   3       1       6

     Rest of Europe                                       4       6      23

     USA                                                 37      30      42

     Rest of World                                       68     142      53

                                                    -----------------------

                                                        112     179     124

                                                    =======================

     Production taxes (a)

     UK petroleum revenue tax                           133      64      63

     Overseas production taxes                          371     298     184

                                                    -----------------------

                                                        504     362     247

                                                    =======================

     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in

         Note 7.



3.   Analysis of exceptional items



     Exploration and Production                         433  (1,133)      5

     Gas, Power and Renewables                            -     (33)      -

     Refining and Marketing                             (52)    365     (45)

     Chemicals                                            7    (122)    (60)

     Other businesses and corporate                       6      30      (9)

                                                    -----------------------

     Profit (loss) on sale of fixed assets and

     businesses or termination of operations            394    (893)   (109)



     Taxation (charge) credit                           (54)     21      39

                                                    -----------------------

     Exceptional items after taxation                   340    (872)    (70)

                                                    =======================



4.   Replacement cost profit



     Replacement cost profits reflect the current cost of supplies.  The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.






                                   Notes



5.   Stock holding gains (losses)



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million


     Exploration and Production                           6      (2)      3

     Gas, Power and Renewables                           27      41       4

     Refining and Marketing                             620    (201)    495

     Chemicals                                          146     (12)    (29)

                                                    -----------------------

                                                        799    (174)    473

     Minority shareholders' interest                      -       -      31

                                                    -----------------------

                                                        799    (174)    442

                                                    =======================



6.   Interest expense



     Group interest payable(a)                          187     248     267

     Capitalized                                        (34)    (33)    (15)

                                                    -----------------------

                                                        153     215     252



     Joint ventures                                      13      14      14

     Associated undertakings                             10      19      24

     Unwinding of discount on provisions                 44      42      43

     Change in discount rate for provisions               -      42       -

                                                    -----------------------

                                                        220     332     333

                                                    =======================



    (a) Includes charges relating to the

        early redemption of debt.                         -      15       -

                                                    -----------------------



7.   Charge for taxation



     Current                                          1,581   1,112     533

     Deferred                                           224      13     220

                                                    -----------------------

                                                      1,805   1,125     753

                                                    =======================



     UK                                                 485     366     189

     Overseas                                         1,320     759     564

                                                    -----------------------

                                                      1,805   1,125     753

                                                    =======================






                                     Notes



8.   Analysis of changes in net debt



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million
     Opening balance



     Finance debt                                    22,008  22,276  21,417

     Less: Cash                                       1,520   1,005   1,358

           Current asset investments                    215     285     450

                                                    -----------------------

     Opening net debt                                20,273  20,986  19,609

                                                    -----------------------

     Closing balance

     Finance debt                                    19,042  22,008  24,531

     Less: Cash                                       1,151   1,520   1,379

           Current asset investments                    228     215     286

                                                    -----------------------

     Closing net debt                                17,663  20,273  22,866

                                                    -----------------------

     Decrease (increase) in net debt                  2,610     713  (3,257)

                                                    =======================



     Movement in cash/bank overdrafts                  (378)    463      25

     Increase(decrease) in current asset investments     13     (56)   (165)

     Net cash outflow (inflow) from financing

     (excluding share capital)                        2,661     321  (2,192)

     Exchange of Exchangeable Bonds for

     Lukoil American Depositary Shares                  420       -       -

     Other movements                                     64      19      25

     Debt acquired                                        -      (3)   (999)

                                                    -----------------------

     Movement in net debt before exchange effects     2,780     744  (3,306)

     Exchange adjustments                              (170)    (31)     49

                                                    -----------------------

     Decrease (increase) in net debt                  2,610     713  (3,257)

                                                    =======================






                               Notes



9.   Consolidated statement of cash flows presented on a US GAAP format



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million
     Operating activities


     Profit after taxation                            4,293     657   1,336

     Adjustments to reconcile profits

     after tax to net cash provided by

     operating activities:

     Depreciation and amounts provided                2,709   2,515   2,153

     Exploration expenditure written off                 50     124      59

     Share of profit of joint ventures

     and associates less dividends received            (148)     (8)    (17)

     (Profit) loss on sale of

     businesses and fixed assets                       (394)    895     109

     Working capital movement (see analysis below)   (1,475)    907    (669)

     Deferred taxation                                  224      13     220

     Other                                                2     (33)   (108)

                                                    -----------------------

     Net cash provided by operating activities        5,261   5,070   3,083

                                                    -----------------------



     Investing activities



     Capital expenditures                            (2,911) (3,577) (2,814)

     Acquisitions, net of cash acquired                   -     (28) (1,550)

     Investment in associated undertakings             (186)   (215)   (143)

     Net investment in joint ventures                   (14)   (217)    (46)

     Proceeds from disposal of assets                 2,477   1,030     348

                                                    -----------------------

     Net cash used in investing activities             (634) (3,007) (4,205)

                                                    -----------------------






                                    Notes



9.   Consolidated statement of cash flows presented on a US GAAP format

     (continued)



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million
     Financing activities



     Net proceeds from shares issued (repurchased)     (932)     17      91

     Proceeds from long-term financing                1,015     651   1,746

     Repayments of long-term financing                 (403)   (905)   (234)

     Net increase (decrease) in short-term debt      (3,273)    (67)    680

     Dividends paid - BP shareholders                (1,397) (1,340) (1,288)

                    - Minority shareholders              (2)    (11)    (13)

                                                    -----------------------

     Net cash used in financing activities           (4,992) (1,655)   (982)

                                                    -----------------------

     Currency translation differences

     relating to cash and cash equivalents                9      37      (3)

                                                    -----------------------

     (Decrease) increase in cash

     and cash equivalents                              (356)    445    (143)

                                                    -----------------------

     Cash and cash equivalents

     at beginning of period                           1,735   1,290   1,808

                                                    -----------------------

     Cash and cash equivalents

     at end of period                                 1,379   1,735   1,665

                                                    -----------------------



     Analysis of working capital movement



     Decrease (increase) in stocks                      376     (63)   (496)

     Increase in debtors                             (6,946)   (271)   (443)

     Increase in creditors                            5,095   1,241     270

                                                    -----------------------

     Total working capital movement                  (1,475)    907    (669)

                                                    =======================






                                 Notes



10.  Ordinary shares



                                            First       Fourth        First

                                          Quarter      Quarter      Quarter

                                             2003         2002         2002

                                       ====================================

                                                   shares thousand


     Shares in issue at period end (a) 22,241,895   22,378,651   22,456,493

     Average number of shares

       Outstanding (b)                 22,326,486   22,351,122   22,402,868



     (a) Each BP ADS represents six BP Ordinary Shares.



     (b) Excludes shares held by the Employee Share Ownership Plan.



11.  Statutory accounts



     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2002 Annual Report and

     Accounts were approved by a duly appointed and authorized committee of the Board of Directors on 11 February 2003, but have not yet been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.






                              Contacts



                                    London                  New York

                                    -------------------     ---------------

Press Office                        Roddy Kennedy           Ian Fowler

                                    +44 (0)20 7496 4624     +1 212 451 8008



Investor Relations                  Fergus MacLeod          Terry LaMore

                                    +44 (0)20 7496 4717     +1 212 451 8034



http://www.bp.com/investors





BP p.l.c.

Group Results

First Quarter 2003



                                                        London 29 April 2003




                       INVESTOR RELATIONS SUPPLEMENT



REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR SPECIAL ITEMS(a) AND

ACQUISITION AMORTIZATION(b)



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million


Exploration and Production

   UK                                                 1,220   1,011     809

   Rest of Europe                                       193     177     152

   USA                                                2,145   1,421     665

   Rest of World                                      1,330   1,057     774

                                                    -----------------------

                                                      4,888   3,666   2,400

                                                    -----------------------

Gas, Power and Renewables

   UK                                                     3     (31)      2

   Rest of Europe                                        (9)      1      47

   USA                                                   36       9     (25)

   Rest of World                                        164      93      87

                                                    -----------------------

                                                        194      72     111

                                                    -----------------------

Refining and Marketing

   UK                                                   136     (21)    (27)

   Rest of Europe                                       355     225     165

   USA                                                  192     235      17

   Rest of World                                        171     148     132

                                                    -----------------------

                                                        854     587     287

                                                    -----------------------

Chemicals

   UK                                                   (34)    (26)    (31)

   Rest of Europe                                        88      74      49

   USA                                                   42      42      53

   Rest of World                                         43      49      37

                                                    -----------------------

                                                        139     139     108

                                                    -----------------------

Other businesses and corporate

   UK                                                   (76)     81     (44)

   Rest of Europe                                        (7)    (18)      1

   USA                                                  (98)   (210)    (83)

   Rest of World                                         16       1       1

                                                    -----------------------

                                                       (165)   (146)   (125)

                                                    -----------------------

                                                      5,910   4,318   2,781

                                                    =======================


(a)  The special items refer to non-recurring charges and credits. The special items for the first quarter are restructuring and impairment charges in Exploration and Production, Veba integration costs in

     Refining and Marketing and tax restructuring benefits.



(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.






PER SHARE AMOUNTS



                                              First      Fourth       First

                                            Quarter     Quarter     Quarter

                                               2003        2002        2002

                                            ===============================


Shares in issue at period end

(thousand)                               22,241,895  22,378,651  22,456,493

- ADS equivalent (thousand)               3,706,983   3,729,775   3,742,749

Average number of shares outstanding

(thousand)*                              22,326,486  22,351,122  22,402,868

- ADS equivalent (thousand)               3,721,081   3,725,187   3,733,811

                                         ----------------------------------



Replacement cost profit after

exceptional items ($m)                        3,468         825         854

cents/ordinary share                          15.53        3.69        3.81

dollars/ADS                                    0.93        0.22        0.23

                                         ----------------------------------



Replacement cost profit before

exceptional items ($m)                        3,128       1,697         924

cents/ordinary share                          14.01        7.58        4.12

dollars/ADS                                    0.84        0.45        0.25

                                         ----------------------------------

Pro forma result adjusted for

special items ($m)                            3,729       2,635       1,582

cents/ordinary share                          16.70       11.78        7.06

dollars/ADS                                    1.00        0.71        0.42

                                         ----------------------------------



*  Excludes shares held by the Employee Share Ownership Plans.





ACQUISITION AMORTIZATION BY BUSINESS



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                            $ million


Exploration and Production

   UK                                                    33      41      32

   USA                                                  259     246     281

   Rest of World                                        131      32      32

                                                    -----------------------

                                                        423     319     345

                                                    -----------------------

Refining and Marketing

   UK                                                   110     107      97

   USA                                                   95      96      96

                                                    -----------------------

                                                        205     203     193

                                                    -----------------------

Total acquisition amortization                          628     522     538

                                                    =======================






SPECIAL ITEMS BY BUSINESS (PRE-TAX)



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                            $ million
Exploration and Production

   UK                                                    53       5      50

   Rest of Europe                                         -       -       -

   USA                                                   81      94      62

   Rest of World                                          5       -      15

                                                    -----------------------

                                                        139      99     127

                                                    -----------------------



Gas, Power and Renewables

   UK                                                     -       -       -

   Rest of Europe                                         -       -       -

   USA                                                    -       -       -

   Rest of World                                          -       -       -

                                                    -----------------------

                                                          -       -       -

                                                    -----------------------



Refining and Marketing

   UK                                                     -      27       -

   Rest of Europe                                        18     278      26

   USA                                                    -      59       -

   Rest of World                                          -      56       -

                                                    -----------------------

                                                         18     420      26

                                                    -----------------------



Chemicals

   UK                                                     -      21       -

   Rest of Europe                                         -       9       2

   USA                                                    -       5      30

   Rest of World                                          -       -       -

                                                    -----------------------

                                                          -      35      32

                                                    -----------------------

Other businesses and corporate

   UK                                                     -      20       -

   Rest of Europe                                         -       1       -

   USA                                                    -      40       -

   Rest of World                                          -       -       -

                                                    -----------------------

                                                          -      61       -

                                                    -----------------------

Total special items before interest                     157     615     185



Interest - bond redemption charges                        -      15       -

                                                    -----------------------

Total                                                   157     630     185

                                                    =======================






RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)

TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS



                                                           pro forma result

                                                               adjusted for

                              Reported   Acquisition    Special     special

$ million                     Earnings  Amortization      Items(a)    items

                              ==============================================
4Q 2002

Exploration and Production       3,248           319         99       3,666

Gas, Power and Renewables           72             -          -          72

Refining and Marketing             (36)          203        420         587

Chemicals                          104             -         35         139

Other businesses & corporate      (207)            -         61        (146)

                              ----------------------------------------------

RC operating profit              3,181           522        615       4,318

                              ----------------------------------------------

Interest expense                  (332)            -         15        (317)

Taxation                        (1,146)            -       (214)     (1,360)

MSI                                 (6)            -          -          (6)

                             ----------------------------------------------

RC profit before

 exceptional items               1,697           522        416       2,635

                             ==============================================

Exceptional items before tax      (893)

Taxation on exceptional items       21

                                 -----

RC profit after

 exceptional items                 825

Stock holding gains (losses)      (174)

                                 -----

HC profit                          651

                                 =====



1Q 2002

Exploration and Production       1,928           345        127       2,400

Gas, Power and Renewables          111             -          -         111

Refining and Marketing              68           193         26         287

Chemicals                           76             -         32         108

Other businesses & corporate      (125)            -          -        (125)

                              ----------------------------------------------

RC operating profit              2,058           538        185       2,781

                              ----------------------------------------------

Interest expense                  (333)            -          -        (333)

Taxation                          (792)            -        (65)       (857)

MSI                                 (9)            -          -          (9)

                             ----------------------------------------------

RC profit before

 exceptional items                 924           538        120       1,582

                             ==============================================

Exceptional items before tax      (109)

Taxation on exceptional items       39

                                 -----

RC profit after

 exceptional items                 854

Stock holding gains (losses)       442

                                 -----

HC profit                        1,296

                                 =====



(a) The special items refer to non-recurring charges and credits. The special items for the fourth quarter 2002 include an asset write-down in

    Exploration and Production, integration and restructuring costs and an impairment charge in Refining and Marketing, integration and restructuring costs in Chemicals, provisions to cover future rental payments on surplus leasehold property and environmental charges in

    Other businesses and corporate, and a bond redemption charge. The special items for the first quarter 2002 comprise restructuring charges for Upstream and Chemicals, Veba, Solvay and Erdolchemie integration costs and litigation costs.






REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR

NON-CASH CHARGES AND CERTAIN OTHER ITEMS



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                            $ million



Replacement cost operating profit (reported) (a)      5,125   3,181   2,058

Depreciation and amounts provided (b)                 2,709   2,515   2,153

Exploration expenditure written off                      50     124      59

Dividends from JVs and associates less share of RCOP   (229)   (110)   (122)

Dividends paid to minority shareholders                  (2)    (11)    (13)

Adjust provisions to cash basis (c)                     (26)     27     (69)

Adjust interest and other income to cash basis (d)      (11)    (14)    (13)

                                                    ------------------------

                                                      7,616   5,712   4,053



Tax paid adjusted for certain items*                   (650) (1,199)   (592)

                                                    ------------------------

Adjusted RCOP after tax paid                          6,966   4,513   3,461

                                                    ------------------------

* Calculation of tax paid adjusted for certain items

  Cash tax paid                                        (632) (1,061)   (445)

  Tax charge on exceptional items                        54     (21)    (39)

  Tax shield assumption +                               (72)   (117)   (108)

                                                    ------------------------

                                                       (650) (1,199)   (592)

                                                    ------------------------

+ Calculation of tax shield assumption

  Interest paid                                        (207)   (335)   (309)

  Tax rate assumption (e)                                35%     35%     35%

                                                    ------------------------

                                                        (72)   (117)   (108)

                                                    ------------------------



(a)  Total replacement cost operating profit is before exceptional items,

     stock holding gains and losses and interest expense.

(b)  Includes depreciation and amortization relating to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah

     Castrol acquisitions.

(c)  Calculated as the net of charge for provisions and utilization of provisions.

(d)  Calculated as interest and other income, less interest received and dividends received from the group cash flow statement.

(e)  Deemed tax rate for tax shield adjustment is equal to the US statutory tax rate.






RETURN ON AVERAGE CAPITAL EMPLOYED



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million
Replacement cost basis

RC profit before exceptional items                    3,128   1,697     924

Interest +                                               99     140     164

Minority shareholders' interest                          26       6       9

                                                    -----------------------

Adjusted RC profit                                    3,253   1,843   1,097

                                                    =======================

Average Capital Employed                             91,610  91,767  89,594



ROACE - replacement cost basis                         14.2%    8.0%    4.9%

                                                    -----------------------



Pro forma basis

Adjusted RC profit                                    3,253   1,843   1,097

Acquisition amortization                                628     522     538

Special items (post tax)                                (27)    406     120



Average capital employed                             91,610  91,767  89,594

Average capital employed acquisition adjustment      15,940  16,903  18,590

                                                    -----------------------

Average capital employed (pro forma basis)           75,670  74,864  71,004



ROACE - Pro forma basis adjusted for special items     20.4%   14.8%    9.9%

                                                    -----------------------



Historical cost basis

Historical cost profit after exceptional items        4,267     651   1,296

Interest +                                               99     140     164

Minority shareholders' interest                          26       6      40

                                                    -----------------------

Adjusted historical cost profit                       4,392     797   1,500

                                                    =======================

Average capital employed                             91,610  91,767  89,594

ROACE - historical cost basis after exceptionals       19.2%    3.5%    6.7%



+  Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.





NET DEBT RATIO - NET DEBT: NET DEBT + EQUITY



                                                      First  Fourth   First

                                                    Quarter Quarter Quarter

                                                       2003    2002    2002

                                                    =======================

                                                           $ million



Gross debt                                           19,042  22,008  24,531

Cash and current asset investments                    1,379   1,735   1,665

                                                    -----------------------

Net debt                                             17,663  20,273  22,866

                                                    =======================

Equity                                               72,123  70,047  67,481

Net debt ratio                                           20%     22%     25%

                                                    -----------------------

Acquisition adjustment                               15,208  16,672  18,297

                                                    -----------------------

Net debt ratio - pro forma basis                         24%     28%     32%





END



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 April, 2003                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary